Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

THE CERTIFICATE OF INCORPORATION

OF

AVON PRODUCTS, INC.

Under Section 805 of the Business Corporation Law of the State of New York

The undersigned, James S. Scully, Executive Vice President and Chief Financial Officer of Avon Products, Inc. (the “Corporation”), pursuant to the provisions of Sections 502 and 805 of the Business Corporation Law of the State of New York, does hereby certify as follows:

1. The name of the Corporation is Avon Products, Inc. and the name under which the Corporation was formed is California Perfume Company, Inc.

2. The Certificate of Incorporation forming the Corporation was filed by the Department of State of the State of New York on January 27, 1916.

3. The Corporation is presently authorized to issue 25,000,000 shares of preferred stock having a par value of $1.00 per share (the “Preferred Stock”). No series of Preferred Stock is presently outstanding. As authorized by Section 502 of the Business Corporation Law of the State of New York (“NYBCL”) and Article III of the Corporation’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Board of Directors of the Corporation has, before issuance, fixed the designation, preferences, privileges and voting power, and the restrictions and qualifications, of a new series of Preferred Stock to be known as Series D Preferred Stock.

4. The Certificate of Incorporation is hereby amended by the addition of the provisions set forth below in this Certificate (this “Certificate”), setting forth the number, designation, preferences, privileges and voting power of the Series D Preferred Stock as fixed by the Board of Directors of the Corporation and the restrictions and qualifications thereof.

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Pursuant to the authority expressly vested in the Board of Directors of the Corporation by the Certificate of Incorporation, the Board of Directors of the Corporation has duly authorized and approved, and created and provided for the issuance of, a series of Preferred Stock, in the amount and with the designation, preferences, privileges and voting powers and relative, participating, optional or other special rights, and any qualifications, limitations and restrictions thereof, as set forth below in this Certificate, which has been duly adopted by the Board of Directors of the Corporation.

SECTION 1. Designation and Amount. The shares of such series of Preferred Stock shall be designated as “Series D Preferred Stock” (the “Series D Preferred Stock”) and the number of authorized shares constituting the Series D Preferred Stock shall be 400,000. Such number of shares may be increased or decreased by resolution of the Board (as defined herein); provided that no decrease shall reduce the number of shares of Series D Preferred Stock to a number less than the number of shares of Series D Preferred Stock then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series D Preferred Stock or payment of dividends on any outstanding securities issued by the Corporation payable in Series D Preferred Stock. Each share of Series D Preferred Stock shall rank equally in all respects and shall be subject to the following provisions of this Certificate. The Corporation shall not have the authority to issue fractional shares of Series D Preferred Stock.

SECTION 2. Definitions. As used herein with respect to Series D Preferred Stock:

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person; provided that the Corporation and its Subsidiaries shall not be deemed to be Affiliates of the Investor or any of its Affiliates. For the purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

Any Person shall be deemed to “beneficially own”, to have “beneficial ownership” of, or to be “beneficially owning” any securities (which securities shall also be deemed “beneficially owned” by such Person) that such Person is deemed to “beneficially own” within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act; provided that any Person shall be deemed to beneficially own any securities that such Person has the right to acquire, whether or not such right is exercisable immediately.

“Board” means the Board of Directors of the Corporation.

“Business Day” means any weekday that is not a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to be closed.

“Capital Stock” means any and all shares of, interests in, rights to purchase, warrants to purchase, options for, participations in or other equivalents of or interests in (however designated) stock issued by the Corporation.

“Certificate” has the meaning set forth in the recitals above.

“Certificate of Incorporation” has the meaning set forth in the recitals above.

“Change of Control” means the occurrence of one of the following:

(i) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act obtains direct or indirect ultimate beneficial ownership of Voting Stock representing more than 50% of the voting power of the outstanding Voting Stock, other than any transaction in which Persons that beneficially owned, directly or indirectly, Voting Stock immediately prior to such transaction beneficially own, directly or indirectly, shares of capital stock representing a majority of the total voting power of all outstanding classes of shares of capital stock of the continuing or surviving Person or the ultimate resulting Parent Entity immediately after the transaction;

(ii) consummation of (x) any consolidation, merger or share exchange of the Corporation or any sale, lease or other transfer of all or substantially all of the consolidated assets of the Corporation and its Subsidiaries, taken as a whole, to any Person other than one or more of the Corporation’s Subsidiaries, in each case pursuant to which the Common Stock will be converted into, or receive a distribution of the proceeds in, cash, securities or other property or (y) any recapitalization, reclassification or other extraordinary transaction in which all or substantially all of the Common Stock is exchanged for or converted into cash, securities or other property; provided that neither (x) nor (y) shall include any such consolidation, merger, share exchange, recapitalization, reclassification or similar extraordinary transactions in which Persons that beneficially owned, directly or indirectly, Voting Stock immediately prior to such transaction beneficially own, directly or indirectly, shares of capital stock representing a majority of the total voting power of all outstanding classes of shares of capital stock of the continuing or surviving Person or the ultimate resulting Parent Entity immediately after the transaction; or

(iii) any transaction or series of transactions by which the Corporation or any successor or Parent Entity thereof is organized outside the United States of America.

“Change of Control Effective Date” has the meaning set forth in Section 8(a).

“Change of Control Repurchase” has the meaning set forth in Section 8(a).

“close of business” means 5:00 p.m. (New York City time).

“Closing Price” of the Common Stock on any date of determination means the closing sale price or, if no closing sale price is reported, the last reported sale price, of shares of Common Stock on the NYSE on such date. If the Common Stock is not traded on the NYSE on any date of determination, the Closing Price of the Common Stock on such date of determination means the closing sale price as reported in the composite transactions for the principal United States securities exchange or automated quotation system on which the Common Stock is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal United States securities exchange or automated quotation system on which the Common Stock is so listed or quoted, or if the Common Stock is not so listed or quoted on a United States securities exchange or automated quotation system, the last quoted bid price for the Common Stock in the over-the-counter market as reported by OTC Market Group, Inc. or any similar organization, or, if that bid price is not available, the market price of the Common Stock on that date as determined by an Independent Financial Advisor retained by the Corporation for such purpose.

“Common Stock” means the common stock, par value $0.25 per share, of the Corporation or its successor.

“Common Stock Requirements” means:

(i) the arithmetic average of the VWAP per share of Common Stock for each of the ten (10) consecutive full Trading Days immediately prior to the payment of any Regular Dividend in Common Stock, exceeds $3.00 per share;

(ii) the average daily trading volume for the last thirty (30) Trading Days exceeds three (3) times the number of shares of Common Stock issued as a dividend under this Certificate, the Series C Certificate of Amendment or any other certificate of amendment of the Corporation providing for the issuance of preferred stock (collectively, the “Preferred Certificates”) within the last ninety (90) calendar days (including the current dividend payment);

(iii) the number of shares of Common Stock held by non-Affiliates of the Corporation exceeds ten (10) times the number of shares issued as a dividend under the Preferred Certificates within the last ninety (90) calendar days (including the current dividend payment);

(iv) a registration statement relating to all such shares of Common Stock to be issued with respect to any dividend payment shall be effective with the SEC and such shares shall be listed on the NYSE or another National Securities Exchange;

(v) the Corporation shall have obtained the approval of its stockholders for the issuance of Common Stock as dividends, if required by the rules of the NYSE or other National Securities Exchange on which the Common Stock is then listed or applicable law;

(vi) as of the date of payment of any Regular Dividend in Common Stock, pro forma for such payment, no default or event of default exists under any agreement relating to material Debt of the Corporation or its Subsidiaries which is outstanding on the date of such Regular Dividend payment;

(vii) as of the date of payment of any Regular Dividend in Common Stock, pro forma for such payment, no Event of Noncompliance exists under the Preferred Certificates, other than an Event of Noncompliance which would be cured by such payment of a Regular Dividend or concurrent payment under the other Preferred Certificates;

(viii) shares of Common Stock being issued in such Regular Dividend payment shall not be subject to any transfer restrictions under any agreement between the Holder or its Affiliates, on the one hand, and the Corporation or its Subsidiaries, on the other hand; and

(ix) neither the Holder receiving the shares of Common Stock nor, if applicable, the Preferred Directors are, on the date of such payment, subject to restrictions in trading in securities of the Corporation pursuant to the Corporation’s policies relating to trading in the securities (including restrictions on the Preferred Directors due to their possession of material nonpublic information).

“Corporation” has the meaning set forth in the recitals above.

“Debt” has the meaning set forth in the Revolving Credit Agreement.

“Dividend Payment Price” means the arithmetic average of the VWAP per share of Common Stock for each of the five (5) consecutive full Trading Days ending on the Trading Day prior to the payment of a Regular Dividend in Common Stock.

“Dividend Rate” means 1.25%, as adjusted by Section 13(b).

“Event of Noncompliance” has the meaning set forth in Section 13.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Final Change of Control Notice” has the meaning set forth in Section 8(c).

“Holder” means a Person in whose name shares of the Series D Preferred Stock are registered, which Person shall be treated by the Corporation, Transfer Agent, Registrar and paying agent as the absolute owner of the shares of Series D Preferred Stock for the purpose of making payment and settling conversions and for all other purposes; provided that, to the fullest extent permitted by law, no Person that has received shares of Series D Preferred Stock in violation of Article V of the Investor Rights Agreement shall be a Holder, and the Transfer Agent, Registrar and paying agent, as applicable, shall not, unless directed otherwise by the Corporation, recognize any such Person as a Holder.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant of nationally recognized standing; provided, however, that such firm or consultant is (i) not an Affiliate of the Corporation and (ii) so long as the Investor Parties beneficially own at least 5.0% of the outstanding shares of Series D Preferred Stock, is reasonably acceptable to the Investor Parties.

“Investment Agreement” means the investment agreement between the Corporation and the Investor dated as of December 17, 2015.

“Investor” means Cleveland Apple Investor L.P. (f/k/a/ Cleveland Apple Investor LLC).

“Investor Party” or “Investor Parties”, as applicable, means the Investor and each Affiliate of the Investor to whom shares of Series D Preferred Stock or Common Stock are transferred pursuant to and in accordance with Section 5.02 of the Investor Rights Agreement.

“Investor Related Parties” has the meaning set forth in Section 15.

“Investor Rights Agreement” means the investor rights agreement between the Corporation and the Investor dated as of the Closing Date (as defined in the Investment Agreement), with respect to certain terms and conditions concerning, among other things, additional rights of and restrictions on the Holders.

“Investor Transactions” has the meaning set forth in Section 15.

“Issuance Date” means, with respect to any share of Series D Preferred Stock, the date of issuance of such share.

“Issue Date” means the Closing Date (as defined in the Investment Agreement).

“Junior Stock” means the Common Stock and any other class or series of Capital Stock now existing or hereafter authorized other than (i) the Series C Preferred Stock and the Series D Preferred Stock, (ii) any class or series of Parity Stock and (iii) any class or series of Senior Stock. “Junior Stock” shall include any rights, options or warrants exercisable or exchangeable for or convertible into Junior Stock.

“Majority Investor Parties” means, as of any date of determination, Investor Parties that beneficially own (excluding any duplicative beneficial ownership) shares of Series C Preferred Stock and/or shares of Common Stock that were issued upon conversion of shares of Series C Preferred Stock that represent, in the aggregate and on an as converted basis, more than 50.0% of the number of shares of Series C Preferred Stock and/or shares of Common Stock that were issued upon conversion of shares of Series C Preferred Stock, on an as converted basis, held by the Investor Parties as of the applicable date of determination.

“Mandatory Redemption” has the meaning set forth in Section 9(a).

“Market Disruption Event” means any of the following events:

(a) any suspension of, or limitation imposed on, trading of the Common Stock by any exchange or quotation system on which the Closing Price is determined pursuant to the definition of the term “Closing Price” (the “Relevant Exchange”) during the one-hour period prior to the close of trading for the regular trading session on the Relevant Exchange (or for purposes of determining the VWAP per share of Common Stock, any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day) and whether by reason of movements in price exceeding limits permitted by the Relevant Exchange as to securities generally, or otherwise relating to the Common Stock or options contracts relating to the Common Stock on the Relevant Exchange; or

(b) any event that disrupts or impairs (as determined by the Corporation in its reasonable discretion) the ability of market participants during the one-hour period prior to the close of trading for the regular trading session on the Relevant Exchange (or for purposes of determining the VWAP per share of Common Stock, any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day) in general to effect transactions in, or to obtain market values for, the Common Stock on the Relevant Exchange or to effect transactions in, or to obtain market values for, options contracts relating to the Common Stock on the Relevant Exchange.

“National Securities Exchange” means the NYSE or the NASDAQ Stock Market.

“North America Investment Agreement” means the Separation and Investment Agreement, dated as of December 17, 2015, among the Corporation, C-A NA LLC, a wholly-owned subsidiary of the Corporation, and Cleveland NA Investors LLC.

“NYBCL” has the meaning set forth in the recitals above.

“NYSE” means the New York Stock Exchange and its successors.

“Parent Entity” means, with respect to any Person, any other Person of which such first Person is a direct or indirect wholly owned subsidiary.

“Parity Stock” means any class or series of Capital Stock hereafter authorized that expressly ranks on a parity basis with the Series D Preferred Stock as to dividend rights, rights of redemption and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation. “Parity Stock” shall include the Series C Preferred Stock and any rights, options or warrants exercisable or exchangeable for or convertible into Parity Stock.

“Participating Dividends” has the meaning set forth in Section 4(a).

“Permitted Secured Debt” means indebtedness of the Corporation and its Subsidiaries in an aggregate principal amount not to exceed the amount of indebtedness permitted to be secured by the terms the Revolving Credit Agreement and designated as “Permitted Secured Debt” by the Corporation to the Holders (it being understood that indebtedness incurred under the Revolving Credit Agreement shall be deemed to be “Permitted Secured Debt”).

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, estate, unincorporated organization, governmental entity or other entity.

“Preferred Certificates” has the meaning set forth in the definition of the term “Common Stock Requirements”.

“Preferred Stock” has the meaning set forth in the recitals above.

“Pro Rated Regular Dividends” means, as of any date of determination, an amount of cash equal to the product of (i) the Stated Dividend Value multiplied by (ii) the product of (A) the Dividend Rate multiplied by (B) the lesser of one (1) and the quotient of (x) the number of days since, but not including, the last Regular Dividend Calculation Date to, and including, the date of determination, divided by (y) 90.

“Redemption Date” has the meaning set forth in Section 9(a).

“Redemption Price” has the meaning set forth in Section 9(a).

“Registrar” means the Transfer Agent acting in its capacity as registrar for the Series D Preferred Stock, and its successors and assigns.

“Regular Dividend Calculation Date” has the meaning set forth in Section 4(b).

“Regular Dividends” has the meaning set forth in Section 4(b).

“Relevant Exchange” has the meaning set forth in the definition of the term “Market Disruption Event”.

“Revolving Credit Agreement” means the revolving credit agreement, dated as of June 5, 2015, among, inter alios, the Corporation, Avon International Operations, Inc. and Citibank, N.A., as Administrative Agent, as in effect on December 17, 2015.

“SEC” means the U.S. Securities and Exchange Commission.

“Senior Stock” means any class or series of Capital Stock hereafter authorized that expressly ranks senior to the Series D Preferred Stock and has preference or priority over the Series D Preferred Stock as to dividend rights, rights of redemption or rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation. “Senior Stock” shall include any rights, options or warrants exercisable or exchangeable for or convertible into Senior Stock.

“Series C Certificate of Amendment” has the meaning set forth in the definition of the term “Series C Preferred Stock”.

“Series C Preferred Stock” means the series of Preferred Stock, par value $1.00 per share, having the powers, preferences and rights, and the qualifications, limitations and restrictions, as set forth in the Certificate of Amendment of the Corporation’s Certificate of Incorporation filed with the Department of the State of New York on the date this Certificate is first filed with the Department of the State of New York (the “Series C Certificate of Amendment”).

“Series D Preferred Stock” has the meaning set forth in Section 1.

“Subsidiary” means, with respect to any Person, another Person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Stated Dividend Value” on any Regular Dividend Calculation Date means $1,000 per share of Series D Preferred Stock plus, without duplication, any accrued and unpaid Regular Dividends accumulated prior to such Regular Dividend Calculation Date.

“Stated Value” means $1,000 per share of Series D Preferred Stock, as such amount may be (x) increased by the per share amount of any undeclared or (without duplication) unpaid Regular Dividend pursuant to Section (4)(c) and (y) decreased, effective as of the date of such payment, by the per share amount of any previously accumulated and unpaid Regular Dividend previously added to the Stated Value upon payment in cash or, as permitted in Section 9, in shares of Common Stock.

“Trading Day” means a Business Day on which the Relevant Exchange is open for business and on which there has not occurred a Market Disruption Event.

“Transaction Document” has the meaning set forth in the North America Investment Agreement.

“Transfer Agent” means the Person acting as Transfer Agent, Registrar and paying agent for the Series D Preferred Stock, and such Person’s successors and assigns. The Transfer Agent initially shall be Computershare Trust Company, N.A.

“Voting Stock” means the Common Stock, the Series C Preferred Stock and any other Capital Stock of the Corporation having the right to vote generally in any election of directors of the Board.

“VWAP” per share of Common Stock on any Trading Day means the per share volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by the Corporation) page “AVP (equity) AQR” (or its equivalent successor if such page is not available) in respect of the period from the open of trading on the relevant Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, the market price of one share of Common Stock on such Trading Day determined, using a volume-weighted average method, by an Independent Financial Advisor retained by the Corporation for such purpose).

SECTION 3. Rank. The Series D Preferred Stock shall, with respect to payment of dividends, rights upon liquidation, dissolution or winding up of the affairs of the Corporation, or otherwise, (i) rank senior and prior to the Common Stock and each other class or series of Junior Stock, (ii) rank on a parity with each other class or series of Parity Stock and (iii) rank junior to each class or series of Senior Stock, in each case whether such Junior Stock, Parity Stock or Senior Stock, as applicable, is outstanding as of the date of this Certificate or issued in the future.

SECTION 4. Dividends. (a) Holders shall be entitled to participate equally and ratably with the holders of shares of Common Stock in all dividends and distributions paid in cash on the shares of Common Stock as if each share of Series D Preferred Stock were converted into one (1) share of Common Stock (the “Participating Dividends”). Participating Dividends shall be payable when, as and if declared by the Board, provided that Participating Dividends shall be payable on the same terms and on the same date as the applicable dividend is paid to the holders of Common Stock.

(b) Regular Dividends shall be calculated on a quarterly basis on the last day of each fiscal quarter (each such day a “Regular Dividend Calculation Date”). “Regular Dividend” shall mean, for any fiscal quarter, the product of (i) the Dividend Rate and (ii) the Stated Dividend Value on such Regular Dividend Calculation Date, as adjusted in accordance with this Section 4(b). In any fiscal quarter, the Regular Dividend shall be reduced by any Participating Dividends paid in such quarter, provided that in no event shall the Regular Dividend for any quarter be less than zero. During the period from the Issuance Date of any share of Series D Preferred Stock to the first Regular Dividend Calculation Date following the Issuance Date of such share, the Regular Dividend shall be calculated as an amount equal to the product of (i) the Stated Dividend Value multiplied by (ii) the product of (A) the Dividend Rate multiplied by (B) the lesser of one (1) and the quotient of (x) the number of days since the Issuance Date of such share divided by (y) 90. During the period from the last Regular Dividend Calculation Date prior to the seventh (7th) anniversary of the Issue Date to the seventh (7th) anniversary of the Issue Date, the Regular Dividend shall be calculated as an amount equal to the product of (i) the Stated Dividend Value multiplied by (ii) the product of (A) the Dividend Rate multiplied by (B) the lesser of one (1) and the quotient of (x) the number of days from such last Regular Dividend Calculation Date to the seventh (7th) anniversary of the Issue Date divided by (y) 90.

(c) Regular Dividends, whether or not declared, for each share of Series D Preferred Stock shall accrue from day to day and be cumulative beginning on the Issuance Date of such share of Series D Preferred Stock and ending on the earlier of (x) the date such share of Series D Preferred Stock ceases to be outstanding and (y) the seventh (7th) anniversary of the Issue Date; provided, however, that, except to the extent not otherwise previously paid in accordance herewith, such Regular Dividends shall be payable on the seventh (7th) anniversary of the Issue Date, when, as, and if declared by the Board. Any accrued but unpaid dividends existing after the seventh (7th) anniversary of the Issue Date shall continue to accrue, and be compounded quarterly, at 5.0% per quarter until paid. For the avoidance of doubt, Regular Dividends shall accumulate whether or not in any quarterly period there have been funds of the Corporation legally available for the payment of such Regular Dividends. The Corporation may elect to pay any such accumulated dividends in cash at any time or from time to time in whole or in part, and, effective as of the date of such payment, the Stated Value shall decrease by the per share amount so paid.

(d) Regular Dividends may, at the Corporation’s option, be paid in (i) cash or (ii) if the Common Stock Requirements are currently satisfied, in shares of Common Stock with an aggregate Dividend Payment Price equal to 103.0% of the amount of the Regular Dividend otherwise payable in cash. For the avoidance of doubt, any issuance of Common Stock in satisfaction of a dividend in accordance with this Certificate constitutes “payment” of the dividend for all purposes under this Certificate.

(e) Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of Regular Dividends then accumulated with respect to the Series D Preferred Stock, such payment shall be distributed pro rata among the Holders thereof based upon the Stated Value on all shares of Series D Preferred Stock held by each such Holder. When Regular Dividends are not paid in full upon the shares of Series D Preferred Stock, all Regular Dividends declared on Series D Preferred Stock and dividends on any other Parity Stock shall be paid pro rata so that the amount of Regular Dividends so declared on the shares of Series D Preferred Stock and dividends on each such other class or series of Parity Stock shall in all cases bear to each other the same ratio as accumulated dividends (for the full amount of dividends that would be payable for the most recently payable quarterly period if dividends were declared in full on all such Parity Stock) on the shares of Series D Preferred Stock and such other class or series of Parity Stock bear to each other.

(f) Each Regular Dividend and Participating Dividend and any other dividend declared by the Board shall be payable to the Holders of record as they appear on the stock records of the Corporation at the close of business on such record dates as may be established by the Board, which shall be not more than 30 days nor less than 10 days preceding the applicable dividend payment date.

(g) From and after the time, if any, that the Corporation shall have failed to pay all accumulated and unpaid Regular Dividends or Participating Dividends, no dividends shall be declared or paid or set apart for payment, or other distribution declared or made, upon any Junior Stock or Parity Stock, nor shall any Junior Stock or Parity Stock be redeemed, purchased or otherwise acquired for any consideration (nor shall any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such Junior Stock or Parity Stock) by the Corporation, directly or indirectly, until all such Regular Dividends or Participating Dividends have been paid in full without the consent of a majority of the Holders; provided that the foregoing limitation shall not apply to:

(i) purchases, redemptions or other acquisitions of shares of Junior Stock or Parity Stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors, managers or consultants of or to the Corporation or any of its Subsidiaries;

(ii) an exchange, redemption, reclassification or conversion of (A) any class or series of Junior Stock for any class or series of Junior Stock or (B) any class or series of Parity Stock for any class or series of Parity Stock;

(iii) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equal or junior to that stock, including any dividend paid on shares of Series D Preferred Stock in additional shares of Series D Preferred Stock;

(iv) purchases of Junior Stock through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock; provided that such purchases of Junior Stock do not exceed the proceeds of such sale;

(v) purchases of fractional interests in shares of Parity Stock or Junior Stock pursuant to the conversion or exchange provisions of such Parity Stock or Junior Stock or the security being converted or exchanged;

(vi) distributions of Junior Stock or rights to purchase Junior Stock; or

(vii) any dividend in connection with the implementation of a shareholders’ rights or similar plan, or the redemption or repurchase of any rights under any such.

SECTION 5. Liquidation Rights. (a) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the Holders shall, with respect to each share of Series D Preferred Stock held by each such Holder, be entitled to receive the Stated Value per share of Series D Preferred Stock out of assets legally available therefor before any payment or distribution of any assets of the Corporation shall be made or set apart for holders of any Junior Stock. Holders shall not be entitled to any further payments in the event of any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation other than what is expressly provided for in this Section 5.

(b) Partial Payment. If the assets of the Corporation are not sufficient to pay in full the aggregate liquidating distributions required to be paid pursuant to Section 5(a) to all Holders and all holders of any Parity Stock having pari passu rights as to dissolution, liquidation or winding up of the affairs of the Corporation, the amounts distributed to the Holders and to the holders of all such Parity Stock shall be paid pro rata in accordance with the respective aggregate liquidating distributions to which they would otherwise be entitled if all amounts payable thereon were paid in full.

(c) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all or any part of the property and assets of the Corporation shall not be deemed a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, nor shall the merger, consolidation, statutory exchange or any other business combination transaction of the Corporation into or with any other Person or the merger, consolidation, statutory exchange or any other business combination transaction of any other Person into or with the Corporation be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

SECTION 6. [Reserved]

SECTION 7. [Reserved]

SECTION 8. Change of Control Repurchase. (a) Upon the occurrence of a Change of Control, each Holder of outstanding shares of Series D Preferred Stock shall have the option, during the period beginning on the effective date of the Change of Control (the “Change of Control Effective Date”) and ending on the date that is twenty (20) Business Days after the Final Change of Control Notice is sent to Holders, to require the Corporation (or its successor) to purchase, out of funds legally available therefor, any or all of its shares of Series D Preferred Stock at a purchase price per share of Series D Preferred Stock, payable in cash, equal to the applicable Stated Value (a “Change of Control Repurchase”); provided that no payment of any kind shall be made to such Holder in connection with a Change of Control Repurchase until all commitments under any then outstanding Permitted Secured Debt are terminated and all obligations with respect thereto are repaid in full in cash (and all letters of credit issued thereunder are cash collateralized or backstopped in a manner satisfactory to the issuer thereof).

(b) Initial Change of Control Notice. On or before the twentieth (20th) Business Day prior to the date on which the Corporation anticipates consummating a Change of Control (or, if later, promptly after the Corporation discovers that a Change of Control will or is reasonably likely to occur or has occurred), a written notice shall be sent by or on behalf of the Corporation, by overnight courier, to the Holders as they appear in the records of the Corporation. Such notice shall contain the date on which the Change of Control is anticipated to be effected (or, if applicable, the date on which a Change of Control has occurred).

(c) Final Change of Control Notice. On the Change of Control Effective Date (or if the Corporation discovers that a Change of Control has occurred, promptly following the date of such discovery), a final written notice (the “Final Change of Control Notice”) shall be sent by or on behalf of the Corporation, by overnight courier, to the Holders as they appear in the records of the Corporation. Such notice shall contain:

(i) the date, which shall be twenty (20) Business Days after the Final Change of Control Notice is sent to Holders, by which the Holder must elect to effect a Change of Control Repurchase;

(ii) the purchase date for such shares, which shall be no greater than twenty (20) Business Days from the date by which the Holder must elect to effect a Change of Control Repurchase; and

(iii) the instructions a Holder must follow to effect a Change of Control Repurchase in connection with such Change of Control.

(d) Change of Control Repurchase Procedure. To exercise a Change of Control Repurchase, a Holder must, no later than 5:00 p.m., New York City time, on the date by which such election must be made, surrender to the Transfer Agent the certificates (if any) representing the shares of Series D Preferred Stock to be sold and indicate in writing that it is electing to effect a Change of Control Repurchase pursuant to Section 8(a).

(e) Delivery upon Change of Control Repurchase. Upon a Change of Control Repurchase, the Corporation shall deliver or cause to be delivered to the Holder by mail or wire transfer (at the Holder’s election) the purchase price payable upon the purchase by the Corporation of such Holder’s shares of Series D Preferred Stock.

(f) Unpurchased Shares Remain Outstanding. If a Holder does not elect to effect a Change of Control Repurchase pursuant to this Section 8 with respect to all of its shares of Series D Preferred Stock, the shares of Series D Preferred Stock held by it and not surrendered for purchase will remain outstanding until otherwise subsequently converted, redeemed, reclassified or canceled.

(g) Partial Exercise of Change of Control Repurchase. In the event that a Change of Control Repurchase is effected with respect to shares of Series D Preferred Stock representing less than all the shares of Series D Preferred Stock held by a Holder, upon such Change of Control Repurchase, the Corporation shall execute and the Transfer Agent shall, unless otherwise instructed in writing by the Corporation, countersign and deliver to such Holder, at the expense of the Corporation, a certificate evidencing the shares of Series D Preferred Stock held by the Holder as to which a Change of Control Repurchase was not effected.

SECTION 9. Mandatory Redemption. (a) At any time but not later than on the seventh (7th) anniversary of the Issue Date (any such date, a “Redemption Date”), the Corporation shall redeem all of the outstanding shares of the Series D Preferred Stock at a redemption price per share of Series D Preferred equal to the Stated Value (for purposes of this Section 9, the “Redemption Price”) (collectively, a “Mandatory Redemption”).

(b) The Redemption Price shall be payable, at the Corporation’s option, (i) in cash, (ii) if the Common Stock Requirements are met on the Redemption Date, in shares of Common Stock, or (iii) a combination thereof. If any portion of the Redemption Price is paid in shares of Common Stock, the number of shares of Common Stock shall be equal to 103.0% of the quotient of (x) such portion of the Redemption Price divided by (y) the Dividend Payment Price.

SECTION 10. [Reserved]

SECTION 11. Merger. Unless consented to by holders of a majority of the outstanding shares of Series D Preferred Stock, the Corporation shall not consolidate with or merge into any other Person or convey, transfer or lease all or substantially all of its properties and assets to any Person, and the Corporation shall not permit any Person to consolidate with or merge into the Corporation, in a transaction in which the Corporation is not the surviving entity, unless the Person formed by such consolidation or into which the Corporation is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Corporation shall be a corporation, limited liability company, partnership or trust and shall either (a) issue to the Holders a kind and amount of securities having the same rights, preferences or privileges and voting power as the of shares of Series D Preferred Stock or (b) redeem all the outstanding shares of Series D Preferred Stock pursuant to Section 9.

SECTION 12. Adverse Changes.

(a) As long as any shares of Series D Preferred Stock are outstanding, unless a greater percentage shall be required by applicable law, the vote or consent of the Holders of at least a majority of the shares of Series D Preferred Stock outstanding at such time, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating any amendment, alteration, repeal or waiver of any provision of the Certificate of Incorporation (including this Certificate) that would adversely affect the relative rights, preferences or privileges or voting power of the Series D Preferred Stock, whether or not such approval is required pursuant to the NYBCL.

SECTION 13. Events of Noncompliance.

(a) Definition. An “Event of Noncompliance” shall have occurred if (i) the Corporation fails to pay in full on or prior to the seventh (7th) anniversary of the Issue Date all unpaid Regular Dividends which have or would have accrued through and including the seventh (7th) anniversary of the Issue Date; (ii) the Corporation fails to declare and pay in full all Participating Dividends if, as and when required by Section 4; (iii) the Corporation fails to effect any Change of Control Repurchase as required by Section 8; (iv) the Corporation breaches its obligations under Section 9; or (v) the Corporation breaches its obligations under Section 12 and such breach has not been cured within 30 days of its occurrence. The foregoing shall constitute Events of Noncompliance whatever the reason or cause for any such Event of Noncompliance and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body and regardless of the effects of any subordination provisions. An Event of Noncompliance shall be deemed to no longer exist if, (a) in the case of an Event of Noncompliance described in clause (i) above, all such Regular Dividends have been paid in full, (b) in the case of an Event of Noncompliance described in clause (ii) above, all such Participating Dividends have been paid in full, (c) in the case of an Event of Noncompliance described in clause (iii) above, such repurchase has been effected, (d) in the case of an Event of Noncompliance described in clause (iv) or (v) above, such breach has been cured.

(b) Consequences of Events of Noncompliance.

(i) If an Event of Noncompliance has occurred (other than an Event of Noncompliance pursuant to Section 13(a)(i) or Section 13(a)(v)) and is continuing, the Dividend Rate for such outstanding Shares of Series D Preferred Stock will increase by 0.75%, effective as of the date of the Event of Noncompliance and continuing until there are no Events of Noncompliance. If an Event of Noncompliance has occurred pursuant to Section 13(a)(v)) and is continuing, the Dividend Rate for such outstanding Shares of Series D Preferred Stock will increase by 3.75%, effective as of the date of the Event of Noncompliance and continuing until there are no Events of Noncompliance.

(ii) If any Event of Noncompliance has occurred, each Holder shall also have any other rights which such Holder is entitled to under any contract or agreement in effect at any time and any other rights which such Holder may have pursuant to applicable law.

SECTION 14. Preemptive Rights. Except as expressly provided in the Investor Rights Agreement, the Holders shall not have any preemptive rights.

SECTION 15. Corporate Opportunities. Notwithstanding anything contained herein or in any other Transaction Document, the Investor Parties, any of their respective Affiliates and any of their respective directors, officers, employees and consultants, including any Preferred Directors (collectively, the “Investor Related Parties”), may freely offer to any other Person or effect on behalf of itself or any other Person any other investment or business opportunity or prospective economic advantage, including those competitive with the business of the Corporation, or other transactions in which the Corporation, its subsidiaries, any member of the Board or any other shareholder of the Corporation may have an interest or expectancy, including as a result of any fiduciary duties applicable to such Person (“Investor Transactions”), in each case without any prior Corporation, Board or shareholder notification or approval; provided, that if the Corporation, to the Investor Party’s knowledge, is considering the same Investor Transaction, the Investor will promptly notify the Corporation of its interest in such Investor Transaction and cause each member of the Board that is an Investor Related Party to recuse himself from all Board discussions and activities relating to such Investor Transaction. Without limiting the generality of the foregoing, the Corporation agrees and acknowledges that Investor Parties and their respective Affiliates may have both passive and non-passive interests in Persons deemed competitors of the Corporation, and that the provisions of the immediately preceding sentence shall be applicable to such competitors, their respective Affiliates and any of their respective directors, officers and employees in respect thereof. Any person or entity purchasing, holding or otherwise acquiring any interest in any shares of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Section 15.

SECTION 16. Term. Except as expressly provided in this Certificate, the shares of Series D Preferred Stock shall not be redeemable or otherwise mature.

SECTION 17. Creation of Capital Stock. Subject, with respect to the Investor Parties, to Section 2.08 of the Investor Rights Agreement, the Board, or any duly authorized committee thereof, without the vote of the Holders, may authorize and issue additional shares of Capital Stock.

SECTION 18. No Sinking Fund. Shares of Series D Preferred Stock shall not be subject to or entitled to the operation of a retirement or sinking fund.

SECTION 19. Transfer Agent, Registrar and Paying Agent. The duly appointed Transfer Agent, Registrar and paying agent for the Series D Preferred Stock shall be Computershare Trust Company, N.A. The Corporation may, in its sole discretion, appoint any other Person to serve as Transfer Agent, Registrar or paying agent for the Series D Preferred Stock and thereafter may remove or replace such other Person at any time. Upon any such appointment or removal, the Corporation shall send notice thereof by first class mail, postage prepaid, to the Holders.

SECTION 20. Replacement Certificates. (a) Mutilated, Destroyed, Stolen and Lost Certificates. If physical certificates evidencing the Series D Preferred Stock are issued, the Corporation shall replace any mutilated certificate at the Holder’s expense upon surrender of that certificate to the Transfer Agent. The Corporation shall replace certificates that become destroyed, stolen or lost at the Holder’s expense upon delivery to the Corporation and the Transfer Agent of satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be required by the Transfer Agent and the Corporation.

SECTION 21. Taxes. (a) Transfer Taxes. The Corporation shall pay any and all stock transfer, documentary, stamp and similar taxes that may be payable in respect of any issuance or delivery of shares of Series D Preferred Stock or shares of Common Stock or other securities issued on account of Series D Preferred Stock pursuant hereto, or certificates representing such shares or securities. The Corporation shall not, however, be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Series D Preferred Stock, shares of Common Stock or other securities in a name other than the name in which the shares of Series D Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any Person other than a payment to the registered holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the Person otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

(b) Withholding. All payments and distributions (or deemed distributions) on the shares of Series D Preferred Stock shall be subject to withholding and backup withholding of taxes to the extent required by law, subject to applicable exemptions, and amounts withheld, if any, shall be treated as received by the Person in respect of which such withholding (or backup withholding) was made. The Corporation shall promptly notify a Holder if it determines that it has such requirement to withhold and give such Holder a reasonable opportunity to provide any form or certificate to reduce or eliminate such withholding. Within a reasonable amount of time after making such withholding payment, the Corporation shall furnish the Holder with copies of any tax certificate or other documentation evidencing such payment.

(c) Indemnity. If the Corporation remits amounts to a taxing authority representing amounts required to be withheld under applicable law with respect to a Holder (as determined by the Corporation in its sole discretion), then such Holder shall indemnify the Corporation for the full amount remitted (including interest, penalties, additions and related expenses), to the extent such amounts were not previously offset against a cash payment otherwise payable to such Holder hereunder.

SECTION 22. Notices. All notices, requests, permissions, waivers or other communications required or permitted to be given under this Certificate shall be in writing and shall be delivered by hand or sent by facsimile or email or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or facsimile, or if mailed, three days after mailing (one Business Day in the case of express mail or overnight courier service) to the parties at the following addresses or facsimiles or emails (or at such other address or facsimile or email for a party as shall be specified by like notice): (i) if to the Corporation, to its office at Avon Products, Inc., 777 Third Avenue, New York, NY 10017-1307 (Attention: General Counsel) or (ii) if to any Holder, to such Holder at the address of such Holder as listed in the stock record books of the Corporation (which may include the records of the Transfer Agent).

SECTION 23. Facts Ascertainable. When the terms of this Certificate refer to a specific agreement or other document to determine the meaning or operation of a provision hereof, the Secretary of the Corporation shall maintain a copy of such agreement or document at the principal executive offices of the Corporation, and a copy thereof shall be provided free of charge to any Holder who makes a request therefor. The Secretary of the Corporation shall also maintain a written record of the Issue Date, the number of shares of Series D Preferred Stock issued to a Holder and the date of each such issuance, and shall furnish such written record free of charge to any Holder who makes a request therefor.

SECTION 24. Waiver. Notwithstanding any provision in this Certificate to the contrary, (a) any provision contained herein and any right of the Holders granted hereunder may be waived as to all shares of Series D Preferred Stock (and the Holders thereof) upon the written consent of the Holders of a majority of the shares of Series D Preferred Stock then outstanding and (b) any right of the Investor Parties granted hereunder may be waived as to all Investor Parties upon the written consent of the Majority Investor Parties.

SECTION 25. Interpretation. When a reference is made in this Certificate to a Section, such reference shall be to a Section of this Certificate unless otherwise indicated. The headings contained in this Certificate are for reference purposes only and shall not affect in any way the meaning or interpretation of this Certificate. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever the words “include”, “includes” or “including” are used in this Certificate, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Certificate, shall refer to this Certificate as a whole and not to any particular provision of this Certificate. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and shall not simply mean “if”. All references to “$” mean the lawful currency of the United States of America. The definitions contained in this Certificate are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms, and references to the masculine, feminine or neuter gender shall include each other gender. Except as specifically stated herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Except as otherwise specified herein, references to a Person are also to its permitted successors and assigns. If any time period for giving notice or taking action hereunder expires on a day which is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such non-Business Day.

SECTION 26. Severability. If any term of the Series D Preferred Stock set forth herein is invalid, illegal or incapable of being enforced because of any law or public policy, all other conditions and provisions set forth herein which can be given effect without the invalid, illegal or unenforceable term shall nevertheless remain in full force and effect, and no term herein set forth will be deemed dependent upon any other such term unless so expressed herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed in its corporate name on this 26th day of February 2016.

AVON PRODUCTS, INC.

By	/s/ James S. Scully
Name:	James S. Scully
Title:	Executive Vice President and Chief Financial Officer